SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
[October 18, 2005]
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	☑	Form 40-F	☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
Metso files the Form 20-F/A

SIGNATURES
Date October 18, 2005
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso files the Form 20-F/A
(Helsinki, Finland, October 18, 2005) — Metso Corporation (NYSE: MX; OMX: MEO)
Metso Corporation has yesterday filed with the Securities and Exchange Commission the Form 20-F/A as Amendment No. 1 to its Annual Report on Form 20-F filed on March 30, 2005. The Amendment No. 1 clarifies the previous years’ restatements of net income in accordance with U.S. GAAP as stated in our initial 20-F filing in March 2005. Subsequently the “Item 15. Controls and Procedures” has been modified accordingly. The Form 20-F/A is available as a pdf-document on Metso’s Internet site at www.metso.com.
Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and in selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 22,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.
For further information, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253